Exhibit 99.1

Itau CorpBanca and Subsidiaries As of August 31, 2018 and 2017 and for the eight-month ended August 31, 2018 and 2017

The financial information of Itaú Corpbanca as of August 31, 2018 and 2017 and for the eight-month ended August 31, 2018 and 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million	Aug'18	Aug'17
Total Loans	21,148,390	20,724,870
Total Assets	29,445,570	29,104,228

Current accounts and demand deposits	4,301,009	4,332,803
Time deposits and savings accounts	10,379,842	10,006,424
Borrowings from financial institutions	2,196,205	2,349,924
Debt issued	5,918,666	5,962,975

Total Equity	3,520,924	3,437,451
Equity attributable to shareholders	3,293,607	3,217554
Non-controlling interest	227,317	219,897

YTD CONSOLIDATED INCOME STATEMENT
In Ch$ million	8M'18	8M'17
Net operating profit before loan losses	831,874	707,820
Provisions for loan losses	(158,788)	(188,016)
Operating expenses	(488,911)	(474,359)
Operating Income	184,175	45,445
Income from investments in associates and other companies	1,488	1,172
Income before taxes	185,663	46,617
Income tax expense	(49,224)	36,629
Net Income	136,439	83,246
Net income attributable to shareholders	135,117	84,003
Non-controlling interest	1,322	(757)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubias	Milton Maluhy
Chief Accounting Officer	Chief Executive Officer